Cloudtech Sensors, Inc.
13 Laetitia Lane
Landenberg, PA 19350
October 5, 2007
VIA EDGAR and FACSIMILE (202) 772-9369
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Mail Stop 7010
Attention: Ryan Rohn, Staff Accountant

Re:	Cloudtech Sensors, Inc.
Form 8-K Item 4.01
Filed October 1, 2007
File No. 000-30278
Dear Mr. Rohn:
     On behalf of Cloudtech Sensors, Inc. (the “Company”), this letter is being submitted in response to the comments relating to the foregoing Form 8-K filed on October 1, 2007, (the “Form 8-K”) given by the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) as set forth in your letter to James L. Trichon, Chief Executive Officer and President of the Company, dated October 3, 2007 with respect to the above-referenced filing (the “SEC Comment Letter”).
     For your convenience, we have set forth the comment and have included the response below the comment.
Requested Exhibit 16 Letter from the Former Accountants
1.	We note your disclosures that a concurring letter was not received from Schvaneveldt and Company because they have not issued an accountant’s report for over five fiscal years. Although your former accountants have not issued an audit report during this time period, a letter from the former accountants filed as Exhibit 16 is still required. Therefore, please amend your filing to include an Exhibit 16 letter from your accountants. Refer to Item 304(a)(3) of Regulation S-K.
     The Company acknowledges the Commission’s comments and pursuant to the telephone conference on October 3, 2007 with your offices and our attorneys, Morgan Lewis & Bockius, LLP, the Company respectfully requests that it is not required to file an Exhibit 16 letter from the former accountant in the Form 8-K because (i) the former accountant has passed away, (ii) the accounting firm, Schvaneveldt and Company, no longer exists, and (iii) the Company does not

U.S. Securities and Exchange Commission
October 5, 2007

have the ability to procure an Exhibit 16 letter from such former accountant due to the former accountant’s current status.
     As requested in the SEC Comment Letter, the Company further acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please do not hesitate to contact the undersigned at (610) 617-9392 if you should have any questions or comments with regard to this response.

Yours truly, CLOUDTECH SENSORS, INC.
/s/ James L. Trichon
James L. Trichon
President and Chief Executive Officer

cc:	Kenneth S. Rosenzwieg, Cloudtech Sensors, Inc. Marco-Aurelio Casalins III, Morgan Lewis & Bockius, LLP Emilio Ragosa, Morgan Lewis & Bockius, LLP